

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

February 19, 2010

Timothy C. Delmore
Chief Financial Officer
Arctic Cat Inc.
601 Brooks Avenue South
Thief River Falls, MN 56701

> **Re: Arctic Cat Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 000-18607**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 1, 2009**
> **File No. 000-18607**

Dear Mr. Delmore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor